082-35709

08000762

San Gold
CORPORATION

SUPPL

February 12, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Key Management Additions and Changes and Issuance of Stock Options

San Gold is pleased to announce the following additions and changes to its operations management:

Ron Moran – Vice President, Technical Services

Ron will be responsible for long-term mine planning, budgeting, new projects and will co-ordinate contractor activities with the Mines department. Ron will also be a key member of the management team in evaluating new properties and acquisitions and will report directly to the CEO and the San Gold board of directors. Ron has over 25 years of mine management and engineering experience includes Dumas Contracting, Placer Dome, Noranda, Denison, HBM+S and most recently Mine Manager and Chief Engineer with River Gold / Wesdome. Ron has been working with San Gold over the past year as a consultant and is a member of the Professional Engineers of Ontario.

Mine Operations

Richard McPherson has been promoted to Manager of Mining and will be responsible for all aspects of underground production and development. His vast experience of over 40 years in mining, safety and contract management includes Procon Mining, Cementation, Echo Bay and as a mines inspector with the N.W.T. government. Richard has been with San Gold as the Mine Superintendent since August, 2005. Ed Titanich, former Mine Captain at Rice Lake has been promoted to the Mine Superintendent position. Jim Harvey, former Senior Geologist with San Gold has been promoted to the position of Chief Underground Geologist.

Mill Operations

The mill management team has recently expanded resulting in the promotion of John Hutchison to Mill Manager. John was instrumental in the re-start of the Rice Lake Mill as Mill Superintendent for San Gold since 2005 and is the former Mill Superintendent for the same mill under its previous operator, Harmony Gold. San Gold also welcomes the addition of Don Bridges to the mill management team as Mill Superintendent. Don has extensive experience in the operation and management of gold mills, most recently with River Gold / Wesdome and will report directly to the Mill manager.

The changes as described above are in keeping with San Gold's evolution from an explorer to a fully integrated explorer, developer and producer of gold within high quality and safe gold deposits.

dlw 2/19

Stock Option Issuance

A total of 4,200,000 share options have been granted to officers, directors, employees and consultants of the company including those officers and employees listed above. The options are granted at a strike price of $1.40 and vest over a three year period.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

San Gold
C O R P O R A T I O N

New Discovery of Multiple Gold Zones near Rice Lake Mine

January 15, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that exploration drilling from surface has discovered multiple new gold bearing zones located approximately 1.5 kilometers northeast of the Rice Lake Mine. A series of shallow dipping quartz veins have been intersected in 5 sequential holes to date in intermediate and mafic volcanic tuffs and flows. Only two holes, #15 and #18 have been drilled deep enough to intersect the lower zone as reflected in the results as tabled below:

Hole #	From	To	Length		Gold g/tonne (oz/ton)	
UPPER ZONE						
GS-07-15	56.0 m	57.5 m	1.5 m	(5.0 ft)	18.5	(0.55)
GS-07-16	48.7 m	49.7 m	1.0 m	(3.3 ft)	30.2	(0.90)
GS-07-17	63.0 m	65.4 m	2.4 m	(7.9 ft)	11.4	(0.34)
GS-07-18	69.3 m	71.8 m	2.5 m	(8.3 ft)	23.2	(0.69)
GS-07-19	74.7 m	80.0 m	5.3 m	(17.4 ft)	7.1	(0.21)
and	82.2 m	85.3 m	3.1 m	(10.0 ft)	4.5	(0.13)
LOWER ZONE						
GS-07-15	248.2 m	249.2 m	1.0 m	(3.3 ft)	18.5	(0.55)
GS-07-18	255.3 m	256.3 m	1.0 m	(3.3 ft)	26.0	(0.77)

The new zones are roughly parallel and gently dipping to the north and are made up of quartz and carbonate veins containing gold mineralization. All of the above listed intersections contain numerous visible occurrences of gold. The volcanic units which contain the new veins are located in a sequence of rocks which lie approximately 1500 meters into the hanging wall stratigraphically above and geographically to the north of the mineralized mine unit of the Rice Lake Gold Mine. This new zone does not outcrop at surface but drill locations are within view of the San Gold #1 haulage road and power line. The new zones lie between San Gold's operating Rice Lake and San Gold #1 mines, an extensive area that is largely unexplored.

Much of the past exploration within the Rice Lake Belt has been confined to the "Mine Unit" gabbroic rocks as dictated by a historical Rice Lake Mine geological model. The model followed in this case, a model developed from observations deep underground at Rice Lake and by means of surface structural interpretations, projects a series of north-south "hinges" or axes along which past and current showings and small production pits and mines were located. Drilling along the third, easternmost, hinge or axis which also

contains the historic Wingold and Gold Standard deposits resulted in this discovery. Numerous targets have been identified within the thick sequence of hanging wall volcanic rocks. A second surface drill rig has moved to the area around this new discovery.

Please see the San Gold website (www.sangoldcorp.com) for a plan view location map and cross-sectional view of this new discovery as well as selected pictures of drill core intersections.

This program was carried out under the supervision of W.S. Ferreira, P.Geo., the Qualified Person for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallics were performed on samples containing visible gold. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

END